UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Executive Appointments
     We, LDK Solar Co., Ltd., have made the following three new appointments to our management team:
•	Bing Zhu as Chief Strategy Officer

•	Fei Yun as Vice President of Cell Technology

•	Dr. Seok-Jin Lee as Vice President of Module Sales and Marketing
     Bing Zhu has over 24 years of finance and related experience. Mr. Zhu previously served as Chief Financial Officer and Board Director at Chemspec International Ltd. and Canadian Solar Inc. Prior to that, Mr. Zhu worked four years in commercial banking and four years at Raytheon Corporation in market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. Mr. Zhu holds a bachelor’s degree in business management from Zhejiang University of Technology in China and a master in business administration degree from China Europe International Business School.
     Fei Yun has more than 25 years of experience in research and development with extensive expertise in silicon solar cells. Mr. Yun’s previous experience includes technology management roles at Solar Enertech Corporation, Solarfun Power Holding Company and Tera Solar Technologies. Mr. Yun was also Assistant Managing Director at Green Acres Photovoltaic Devices and Systems at the University of New South Wales. Mr. Yun received his bachelor’s degree in physics and semiconductors from Jinan University, his master’s degree in solar energy from the Asian Institute of Technology in Bangkok, Thailand and is a doctoral candidate in silicon solar cells at the University of New South Wales, School of Electrical Computer Engineering in Sydney, Australia.
     Dr. Seok-Jin Lee has over 26 years experience working in various marketing and project management positions. Most recently, Dr. Lee served as Chief Operating Officer of Yingli Green Energy Holding Company. Prior to that, he worked at Hyundai Heavy Industries Company as General Manager of the marketing department. Dr. Lee holds a bachelor’s degree in electrical engineering from Pusan National University and a master’s and doctorate degree in electrical engineering from Yonsei University in Korea.
     Our press release issued on October 4, 2010, is attached hereto as Exhibit 99.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: October 4, 2010

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Announces Executive Appointments
XINYU CITY, China and SUNNYVALE, Calif., October 4, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced three new appointments to its management team whose industry experience and expertise will support the Company’s growth plans.
The following additions have been made to LDK Solar’s management team:
•	Bing Zhu as Chief Strategy Officer

•	Fei Yun as Vice President of Cell Technology

•	Dr. Seok-Jin Lee as Vice President of Module Sales and Marketing
“I am delighted to welcome Bing, Fei and Seok-Jin to LDK Solar’s management team. In their respective areas, each brings significant expertise and a strong track record as well as considerable management experience,” continued Mr. Peng. “We look forward to leveraging their backgrounds and extensive industry knowledge to accelerate our expansion in polysilicon, solar cells and solar modules. We are excited to have them on board.”
Bing Zhu has over 24 years of finance and related experience. Mr. Zhu previously served as Chief Financial Officer and Board Director at Chemspec International Ltd. and Canadian Solar Inc. Prior to that, Mr. Zhu worked four years in commercial banking and four years at Raytheon Corporation in market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. Mr. Zhu holds a bachelor’s degree in business management from Zhejiang University of Technology in China and a master in business administration degree from China Europe International Business School.
Fei Yun has more than 25 years of experience in research and development with extensive expertise in silicon solar cells. Mr. Yun’s previous experience includes technology management roles at Solar Enertech Corporation, Solarfun Power Holding Company and Tera Solar Technologies. Mr. Yun was also Assistant Managing Director at Green Acres Photovoltaic Devices and Systems at the University of New South Wales. Mr. Yun received his bachelor’s degree in physics and semiconductors from Jinan University, his master’s degree in solar energy from the Asian Institute of Technology in Bangkok, Thailand and is a doctoral candidate in silicon solar cells at the University of New South Wales, School of Electrical Computer Engineering in Sydney, Australia.
Dr. Seok-Jin Lee has over 26 years experience working in various marketing and project management positions. Most recently, Dr. Lee served as Chief Operating Officer of Yingli Green Energy Holding Company. Prior to that, he worked at Hyundai Heavy Industries Company as General Manager of the marketing department. Dr. Lee holds a bachelor’s degree in electrical engineering from Pusan National University and a master’s and doctorate degree in electrical engineering from Yonsei University in Korea.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit

www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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